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                                                                   EXHIBIT 2.17




October 19, 1998



Mr. Andy Salazar
President and Chief Executive Officer
Digital Transmission Systems, Inc.
3000 Northwood Parkway, Building 300
Norcross, GA 30071

Re:      ACQUISITION OF DIGITAL TRANSMISSION SYSTEMS, INC.

Dear Andy:

MicroTel International, Inc. ("MCTL") hereby offers to purchase all the issued and outstanding common stock of Digital Transmission Systems, Inc. ("DTSX") on the terms and conditions set forth in the Proposed Terms and Conditions of Acquisition dated October 19, 1998 attached hereto, subject to completion of due diligence review by both MCTL and DTSX; the approval by their respective boards of directors and shareholders, as applicable: and, the negotiation and execution of a definitive purchase and sale agreement. Time is of the essence with respect to this offer which shall expire at 5 p.m. pacific time on October 30, 1998.

For and on behalf of                  Accepted on behalf of
MICROTEL INTERNATIONAL, INC.          DIGITAL TRANSMISSION SYSTEMS, INC.



By:/S/ Carmine T. Oliva               By:/S/Andy Salazar
   ----------------------------          --------------------------------------
   Carmine T. Oliva                       Andy Salazar
   Chairman of the Board and              President and Chief Executive Officer
   Chief Executive Officer


CTO/jb
enclosure


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                                                                    CONFIDENTIAL



                  PROPOSED TERMS AND CONDITIONS OF ACQUISITION
                                       OF
                       DIGITAL TRANSMISSION SYSTEMS, INC.
                                       BY
                          MICROTEL INTERNATIONAL, INC.

                                October 19, 1998



The following are the proposed terms and conditions under which MicroTel International, Inc. ("MCTL") would acquire (the "Acquisition") all the outstanding common stock of Digital Transmission Systems, Inc. ("DTSX"). These terms and conditions are based in part on the information contained in the Revised Valuation Factors document dated October 19, 1998 attached hereto. Time is of the essence with regard to all dates contained herein.

Securities to be issued             At the closing of the Acquisition, MCTL
                                    shall issue approximately 5,876,640 shares of MCTL common stock in exchange for all outstanding shares of common stock of DTSX.
                                    The aforementioned number of shares of MCTL common stock to be issued is based upon the outstanding common shares of DTSX of 4,187,273 as of March 31, 1998 and
                                    11,931,363 shares of MCTL as of September
                                    30, 1998 and shall be adjusted to reflect the actual number of common shares of DTSX outstanding as of September 30, 1998 so as to cause the ownership percentage of the combined company by the shareholders of MCTL and DTSX as of September 30, 1998 to be 67% and 33%, respectively.

                                    The shares of MCTL issued shall be
                                    registered with the Securities and Exchange
                                    Commission on Form S-4 but shall contain a lock-up provision to be mutually agreed upon by the parties.

Outstanding options and warrants    Unless otherwise required by the terms and
                                    conditions of existing option and warrant purchase agreements, all outstanding options and warrants to purchase the common stock of MCTL shall not be adjusted in any manner and all outstanding options and warrants to purchase the common stock of DTSX shall be converted to options or warrants to purchase the common stock of MCTL as applicable on a ratio of 1.13:1 (subject to the adjustment noted above) with a corresponding adjustment in exercise price.


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                                                                    CONFIDENTIAL


Conditions precedent-MCTL           MCTL shall commit to the sale of its
                                    HyComp, Inc. subsidiary ("HyComp") as
                                    soon as practical and shall continue to
                                    utilize all reasonable efforts to effect such sale.

                                    MCTL will obtain an agreement with the
                                    holders of its Series A Convertible
                                    Preferred Stock to convert such preferred stock at not less than $0.50 per common share.

Conditions precedent-DTSX           DTSX shall have completed the sale of the
                                    South Tech business operations not later than November 30, 1998.

                                    DTSX shall have a minimum of $500,000 in unencumbered cash in its possession as of the date of the closing of the Acquisition.

                                    DTSX shall have net intangible shareholders' equity of not less than $1 million as of the closing of the Acquisition.

                                    DTSX shall have not more that $600,000 in accounts payable over 60 days past due as of the closing of the Acquisition.

                                    In conjunction with the sale of South Tech, DTSX shall arrange the assumption by South Tech, or its successor, of $1 million of the existing $4 million in convertible debentures.

                                    DTSX shall arrange for the holders of the existing $4 million in convertible debentures to convert $3 million thereof at $2.00 per share not later than October 31, 1998.

                                    DTSX shall obtain the agreement of Peregrine
                                    Ventures to the terms and conditions
                                    referenced herein not later than October 31, 1998.

                                    Between the date of the execution of a
                                    letter of intent between the parties and the closing of the Acquisition, DTSX shall not solicit nor accept any other offer for the acquisition of its business operations in any form.

                                    DTSX shall finalize agreements concerning all fees to be paid in connection with the Acquisition to Colebrook Capital, P.K. Hickey & Associates, Neil Sussman and Broadview in a form acceptable to MCTL not later than October 31, 1998. All such fees shall be paid in the common stock and warrants to purchase the common stock of MCTL except for a small percentage to be paid in cash as mutually agreed by the parties if residual cash is


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                                                                    CONFIDENTIAL


                                    available following the payment of all other transaction expenses and the common stock issued and underlying the warrants issued as fees shall be registered concurrently with the common shares issued to the DTSX shareholders and shall be subject to the same lock-up provisions. The total value of all fees for all parties shall not exceed $275,000.

                                    DTSX shall arrange for Barrington Capital to become a market maker in MCTL common share with analyst coverage provided by Barrington.

                                    DTSX shall arrange for Colebrook Capital
                                    ("Colebrook") to use its best efforts to support the proposed sale by MCTL of HyComp by referring MCTL to other agents who would be capable of facilitating such sale and by referring to MCTL any potential purchasers of HyComp but Colebrook shall not be required to actively market HyComp on behalf of MCTL.

                                    DTSX shall obtain a fairness opinion but in no event shall the cost exceed $50,000.

General A definitive purchase and sale agreement to effect the Acquisition shall be executed not later than December 31, 1998.

                                    Both MCTL and DTSX shall have timely filed all reports or any other documents required pursuant to the Securities and Exchange Act of 1934, as amended, or any rules and regulations promulgated thereunder.

                                    These terms and conditions shall be held as confidential by both MCTL and DTSX and no press release or other dissemination of the occurrence of ongoing discussions by the parties regarding the Acquisition or the contents of such discussions shall be disclosed other than to necessary internal employees or directors of the parties. Further, the content and timing of any press release(s) issued relating to the Acquisition shall be approved in writing in advance by the parties.

                                    No press release relating to the Acquisition shall be issued prior to the completion by DTSX of the sale of the South Tech business operations, except that MCTL may, at its sole option, issued such a press release if it believes such action will assist its efforts to support the market price of its common shares.


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